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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  ------------

                                    FORM T-3


                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939



                                  ------------

                           JAZZ CASINO COMPANY, L.L.C.
                               (NAME OF APPLICANT)


                 512 SOUTH PETERS, NEW ORLEANS, LOUISIANA 70130
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED
                                  ------------

         TITLE OF CLASS                                        AMOUNT
         --------------                                        ------
 Senior Subordinated Contingent Notes             $18,319,035 Annual Maximum
            Due 2009                              Contingent Payment Amount (1)



           Approximate date of proposed issuance:  February 28, 1998


                           Jazz Casino Company, L.L.C.
                                512 South Peters
                          New Orleans, Louisiana 70130
                     (Name and address of agent for service)

                                 With a copy to:


                              John M. Newell, Esq.
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                       Los Angeles, California 90071-2007
                                 (213) 485-1234


                                  ------------

     The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of this applicant.

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(1) All payments in respect of the Senior Subordinated Contigent Notes Due
    2009 will be contigent payments, and such contigent payments will be limited to an annual aggregate maximum amount of $18,319,035.

                                     GENERAL


1.   GENERAL INFORMATION.  Furnish the following as to the applicant.

     (a)  Form of organization:

          A limited liability company.

     (b)  State or other sovereign power under the laws of which organized:

          Louisiana.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

     On November 22, 1995, Harrah's Jazz Company, a Louisiana general partnership ("HJC"), and Harrah's Jazz Finance Corp., a Delaware corporation and wholly-owned subsidiary of HJC ("Finance Corp."), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). On December 22, 1995, Harrah's New Orleans Investment Company, a Nevada corporation and partner in HJC ("HNOIC" and, collectively with HJC and Finance Corp., "the Debtors"), filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code to facilitate efforts to reorganize HJC. On or about February 26, 1997 the Debtors filed the Third Amended Joint Plan of Reorganization (the "Plan of Reorganization") and related Disclosure Statement (the "Disclosure Statement") with the U.S. Bankruptcy Court for the Eastern District of Louisiana (the "Bankruptcy Court"). By order dated February 28, 1997 the Bankruptcy Court approved the Disclosure Statement. By order dated April 28, 1997 the Bankruptcy Court confirmed the Plan or Reorganization.

     The Effective Date of the Plan of Reorganization was and is conditioned upon, among other things, the execution and delivery of a modified Casino Operating Contract and all necessary approvals, if any, from the State of Louisiana (the "State"). The State has taken the position that the State legislature must approve the modified Casino Operating Contract, which the State legislature failed to do in its regular session which adjourned on June 23, 1997. As a result of the State legislature's failure to approve the modified Casino Operating Contract, the Plan of Reorganization was modified in certain respects. On December 10, 1997 the Debtors submitted a Third Amended Joint Plan of Reorganization As Modified Through December 10, 1997 (the "Modified Plan of Reorganization") and related Disclosure Statement (the "Modified Disclosure Statement"). A hearing to consider the adequacy of the Modified Disclosure Statement was held on December 10, 1997, at which the Bankruptcy Court approved the Modified Disclosure Statement. A hearing to consider confirmation of the Modified Plan of Reorganization is set for January 21, 1998. The Modified Disclosure Statement is expected to be distributed to creditors of the Debtors on or about December 18, 1997. Accordingly, if the Modified Plan of Reorganization is confirmed, and if certain other conditions precedent are satisfied or waived as set forth in the Modified Plan of Reorganization, the Effective Date (as defined below) may occur, and the Notes (as defined below) may be issued, on or about February 28, 1998.

     Under the Modified Plan of Reorganization, the assets and business of HJC will vest in Jazz Casino Company, L.L.C., a Louisiana limited liability company (the "Company" or "applicant"), on the date that the Modified Plan of Reorganization is consummated (the "Effective Date"). On the Effective Date, the holders (the "Bondholders") of the 14 1/4% First Mortgage Notes due 2001 with Contingent Payments of HJC and Finance Corp. issued under a previously qualified indenture, will receive, pursuant to the Modified Plan of Reorganization, among other things, a PRO RATA share of (i) $187.5 million in aggregate principal amount of Senior Subordinated Notes due 2009 with Contingent Payments of the Company (for which a separate application on Form T-3 has been filed concurrently herewith) and (ii) Senior Subordinated Contingent Notes due 2009 of the Company (the "Notes"), to be issued under the indenture to be qualified, and a guarantee (the "Guarantee") of such notes by JCC Holding. All payments in respect of the Notes will be contingent payments and will be limited to 75% of Consolidated EBITDA (as defined in the Indenture (as defined below)) of the Company over $85 million and under $109,425,380 calculated on an annual basis. Accordingly, the aggregate maximum contingent payment amount for any year is $18,319.035.

     The issuance of the Notes will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption from the registration requirements of the Securities Act provided by Section 1145 of the Bankruptcy Code. Generally, section 1145 of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor or its successor under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of the Notes under the Modified Plan of Reorganization will satisfy such requirements of section 1145 of the Bankruptcy Code and, therefore, such issuance is exempt from the registration requirements referred to above.

                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

     As of December 16, 1997:

     100% of the membership interests in the Company are owned by JCC Holding Company, a Delaware corporation ("JCC Holding").

     As of the Effective Date:

     100% of the membership interests in the Company will be owned by JCC Holding; and

     100% of the membership interests in JCC Development Company, L.L.C., a Louisiana limited liability company ("JCC Development"), will be owned by JCC Holding.

    As a result of certain transactions to be consummated on the Effective Date pursuant to the Plan of Reorganization, Harrah's Entertainment, Inc., a Delaware corporation, and certain Bondholders may be deemed to be affiliates of the Company. This application on Form T-3 (the "Application") will be amended to include a complete list of affilates of the Company as of the Effective Date.


                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

     As of December 16, 1997:

     None. The Company is a member managed, single member, limited liability company formed under the Lousiana Limited Company Law, La. R.S. 12:1301 ET SEQ., and as such the Company does not have directors and is not required to appoint officers.

     As of the Effective Date:

     The Company expects to appoint officers prior to or on the Effective Date, however, the indviduals who will serve as officers of the Company have not yet been determined. This Application will be amended to include the individuals who will serve as officers as of the Effective Date.

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

     As of December 16, 1997:

    Name and Complete       Title of Class                 Percentage of  Voting
     Mailing Address             Owned        Amount Owned     Securities Owned
    -----------------       --------------    ------------ ---------------------
 JCC Holding Company      Membership Interest      N/A*              100%
 1023 Cherry Road
 Memphis, Tennessee 38117

* The Company is a single member limited liability company formed under the Louisiana Limited Liability Company Law, La. R.S. 12:1301 ET SEQ. The sole member, JCC Holding, presently owns, and is expected to own on the Effective Date, all of the membership interests in the Company.

     As of the Effective Date the Company expects the above list of principal owners of voting securities will remain unchanged.

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) Within three years prior to the date of the filing of this application on Form T-3 (the "Application"), no person acted as an underwriter of any securities of the Company which are currently outstanding.

     (b)  None.
                               CAPITAL SECURITIES

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

     As of December 16, 1997:

                                                                       Amount       Amount
 Title of Class                                                      Authorized   Outstanding
 --------------                                                      -----------  -----------
 Membership Interest                                                     N/A*         N/A*

     As of the Effective Date:
                                                                       Amount       Amount
 Title of Class                                                      Authorized   Outstanding
 --------------                                                      -----------  -----------
 Membership Interest                                                     N/A*         N/A*
 Senior Subordinated Notes Due 2009 With Contingent Payments     $187,500,000(1)  $187,500,000
 Senior Subordinated Contingent Notes Due 2009                           (2)           (2)
 8% Convertible Junior Subordinated Debentures Due 2009          $ 26,637,000(3)  $ 26,637,000(3)

* The Company is a single member limited liability company formed under the Louisiana Limited Liability Company Law, La. R.S. 12:1301 ET SEQ. The sole member, JCC Holding, presently owns, and is expected to own on the Effective Date, all of the membership interests in the Company.

(1) Plus additional Senior Subordinated Notes due 2009 with Contingent Payments issued in lieu of cash interest payments in accordance with the terms of the indenture for such securities.

(2) All payments in respect of the Notes will be contingent payments, and such contingent payments will be limited to an annual aggregate maximum amount of $18,319,035.

(3)  Plus Additional Convertible Junior Subordinated Debentures due 2009 issued
     (i) in lieu of cash interest payments in accordance with the terms of the the indenture for such securities or (ii) pursuant to the Modified Plan of Reorganization.
                                        4

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     Because the Company is a member managed, single member, limited liability company, all decisions relating to the business affairs and properties of the Company shall be made by JCC Holding as the sole member of the Company.

     Holders of the Notes, the Senior Subordinated Contingent Notes Due 2009 and the 8% Convertible Junior Subordinated Debentures Due 2009 do not have any voting rights by reason of ownership of those securities.


                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the "TIA").

     The Notes will be issued under an indenture (the "Indenture") to be dated as of the Effective Date, between the Company, JCC Holding, as guarantor, and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"), a copy of which is included as Exhibit T3C hereto. Capitalized terms used in this
Section 8 which are not otherwise defined below or elsewhere in the Application have the respective meanings assigned to them in the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety, by reference to all of the provisions of the Indenture.

     (A)  EVENTS OF DEFAULT.  The following are Events of Default under the
Indenture:

               (1) the failure by the Company to pay any installment of interest on the 8% Notes or any Contingent Payments on the Notes as and when due and payable and the continuance of any such failure for 30 days;

               (2) the failure by the Company to pay all or any part of the principal, or premium, if any, on the 8% Notes when and as the same become due and payable at maturity, redemption, by acceleration or otherwise;

               (3) the failure by the Company or any Guarantor to observe or perform any other covenant or agreement contained in the Notes or the Indenture and, in certain instances, the continuance of such failure for a period of 30 days, and in other instances, the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in aggregate Annual Maximum Contingent Payment Amount in respect of the Notes then outstanding;

               (4) certain events of bankruptcy, insolvency or reorganization in respect of either the Company or a Significant Subsidiary;

               (5) a default in the payment of principal, premium or interest when due at final maturity or an acceleration for any other reason of the maturity of any Indebtedness (other than Non-recourse Indebtedness) of the Company or any Significant Subsidiary with an aggregate principal amount in excess of $15,000,000, including, without limitation, the Bank Credit Facilities at such times as the aggregate principal amount of Indebtedness thereunder exceeds $15,000,000;

               (6) final unsatisfied judgments not covered by insurance (other than with respect to Non-recourse Indebtedness) aggregating in excess of $15,000,000, at any one time rendered against the Company or any Significant Subsidiary of the Company and not stayed, bonded or discharged within 60 days;

               (7) the loss of the legal right of the Company to operate slot machines at the Casino for gaming activities and such loss continuing for more than 90 days;

               (8) an event of default under, or if none is specified therein, a failure to comply with the provisions of the Collateral Documents or the Security Agreement and the continuance of such event of default or failure to comply, as the case may be, for a period of 30 days after written notice is given to the Company by the

     Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate Annual Maximum Contingent Payment Amount in respect of the Notes outstanding, provided that if such event of default or failure to comply, as the case may be, materially and adversely affects (a) the Collateral, (b) the priority or perfection of the security interests purported to be created with respect to any material portion of the Collateral or (c) the rights and remedies of the Collateral Agent, the Trustee or the respective secured creditors in respect of any material portion of the Collateral, then the event of default or failure to comply, as the case may be, need only continue after the applicable cure period specified in the applicable Security Agreement or Collateral Document;

               (9) any Collateral Document fails to become or ceases to be in full force and effect (other than in accordance with its terms or the terms of the Indenture) or ceases (once effective) to create in favor of the Trustee, with respect to any material amount of Collateral, a valid and perfected Lien on the Collateral to be covered thereby (unless a prior or exclusive Lien is specifically permitted by the Indenture);

               (10) the failure of the Casino Completion Date to have occurred by 30 days following the date on which an event of default entitling the City to terminate the Ground Lease has occurred under the Ground Lease as a result of the failure to complete the Casino;

               (11) an "Event of Default" (as defined in the Ground Lease) has occurred; and

               (12) an "Event of Default" (as defined in the 8% Notes Indenture) has occurred.

     If an Event of Default (other than an Event of Default specified in clause (4) above), or the acceleration of the maturity of amounts owing under the Bank Credit Facilities occurs and is continuing, then, and in every such case, either the Trustee or the Holders of not less then 25% in aggregate Annual Maximum Contingent Payment Amount of then outstanding Notes, by a notice in writing to the Company and the Guarantors (and to the Trustee if given by Holders) (an "Event of Default Notice"), may declare all of the due and unpaid Contingent Payments, if any, to be due and payable immediately.
If an Event of Default specified in clause (4) above occurs, (i) all due and unpaid Contingent Payments on the Notes, if any, and (ii) the Make-Whole Amount, shall be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders; provided, however, that the Make-Whole Amount shall be subordinated to any Senior Subordinated Debt including, without limitation, any Senior Subordinated Debt to which HET has succeeded to the rights of the lenders thereunder. The Holders of no less than a majority in aggregate Annual Maximum Contingent Payment Amount in respect of then outstanding Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of amounts which have become due solely by such acceleration, have been cured or waived.

     If a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Holder notice of the uncured Default or Event of Default within 90 days after such Default or Event of Default occurs. Except in the case of a Default or an Event of Default in payment of Contingent Payments on any Note (including the payment of the Redemption Price on the Redemption Date), the Trustee may withhold the notice if and so long as a Trust Officer in good faith determines that withholding the notice is in the interest of the Holders.

     (B)  AUTHENTICATION AND DELIVERY; APPLICATION OF PROCEEDS.

     The Notes shall be executed on behalf of the Company and the Guaranty shall be executed on behalf of the Parent Guarantor by the Chairman of the Board, the President or one of the Vice Presidents of each of them, under the corporate seal of each respective company, reproduced thereon, and attested by the Secretary or one of the Assistant Secretaries of each of them. The signature of any of these officers on the Notes or Guarantees may be manual or facsimile. A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note, but such signature shall be conclusive evidence that the Note has been authenticated pursuant to the terms of the Indenture. There will be no proceeds from the issuance of the Notes because such securities (together with other securities of the Company and JCC Holding) will be issued or distributed pursuant to the Modified Plan of Reorganization in exchange for the satisfaction and discharge of certain claims arising from the ownership of certain securities of or claims against the Debtors in the bankruptcy case. Accordingly, no provisions are contained in the Indenture with respect to the use by the Company of proceeds of the issuance of the Notes.

     (C) RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

    The Company may, without requesting the release or the consent of the Trustee or the Collateral Agent, (i) dispose of and replace any worn out or obsolete machinery or equipment, (ii) in the ordinary course of business, (A) sell inventory held for resale, (B) collect, liquidate, sell, factor, or otherwise dispose of accounts receivable or notes receivable, or (C) make Cash payments from Cash that is part of the Collateral, (iii) sell or otherwise dispose of personal property that is no longer necessary in the conduct of the Company's business, (iv) sell or otherwise dispose of property in accordance with the covenant regarding asset sales set forth in the Indenture, and (v) sell or otherwise dispose of certain parcels of, and interests in, real property.

     Subject to applicable law, the release of any Collateral from Liens created by the Collateral Documents or the release of, in whole or in part, the Liens created by the Collateral Documents, will not be deemed to impair the Collateral Documents in contravention of the provisions of the Indenture if and to the extent the Collateral or Liens are released pursuant to, and in accordance with, the applicable Collateral Documents or pursuant to, and in accordance with, the terms of the Indenture. To the extent applicable, without limitation (except as provided in the last sentence of this paragraph), the Company, the Parent Guarantor and each obligor on the Notes shall cause TIA Section 314(d), relating to the release of property or securities from the Liens of the Collateral Documents, to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by two Officers of the Company, except in cases in which TIA Section 314(d) requires that such certificate or opinion be made by an independent person. The Company shall not be required under this Indenture to deliver to the Trustee any certificates or opinions required to be delivered pursuant to Section 314(d) of the TIA in connection with releases of Collateral in accordance with clause (ii) of the preceding paragraph, unless TIA Section 314(d) would require such certificate or opinion to be made by an independent person.

     (D)  SATISFACTION AND DISCHARGE.

    The obligation of the Company under the Notes and the Indenture will terminate (except for certain obligations of the Company to indemnify the Trustee under certain circumstances and certain obligations with respect to unclaimed funds) when all outstanding Notes theretofore authenticated and issued have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it.

     In addition, the Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, and the Indenture shall cease to be of further effect as to all outstanding Notes except as to the following obligations which will survive unless otherwise terminated or discharged under the Indenture: (a) the rights of Holders of outstanding Notes to receive from the trust fund described below, payments in respect of the Contingent Payments on such Notes when such payments are due; (b) the Company's obligations with respect to the Notes concerning, among other things, issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust; (c) the rights, powers, trusts, duties, and immunities of the Trustee, and the Company's obligations in connection therewith; and (d) the Legal Defeasance provisions of the Indenture. The Company may cause Legal Defeasance to occur at any time. In addition, the Company may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance: (a)
(i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, U.S. Legal Tender, non-callable Government Notes or a combination thereof, in such amounts as will be sufficient to pay and discharge the Maximum Contingent Payments for the current and all future Contingent Payment Periods on the outstanding Notes on the Interest Payment Dates in respect of such Contingent Payment Periods, and (ii) the Holders must have a valid and perfected exclusive security interest in such trust; (b) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably satisfactory to the Trustee confirming that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the Issue Date, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance has not occurred; (c) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (d) no Default or Event of Default with respect to the Notes shall have occurred and be continuing on the date of such deposit or, in so far as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of such deposit; (e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (f) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit made by the Company was not made by the Company with the intent of preferring the Holders over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (g) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the Legal Defeasance or the Covenant Defeasance have been complied with.

     (E)  EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

     The Company is required to furnish the Trustee, within 120 days after the end of each of its fiscal year, an Officers' Certificate complying (whether or not required) with Section 314(a)(4) of the TIA and stating that a review of its activities and the activities of its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture and the Collateral Documents and further stating, as to each such Officer signing such certificate, whether or not the signer knows of any failure by the Company, any Guarantor or any Subsidiary of the Company or any Guarantor to comply with any conditions or covenants in the Indenture and, if such signer does know of such a failure to comply, the certificate shall describe such failure with particularity.

     The Company is also required to furnish the Trustee within 120 days after the end of each fiscal year a written report of a firm of independent certified public accountants stating that in conducting their audit for such fiscal year, nothing has come to their attention that caused them to believe that the Company or any Subsidiary of the Company was not in compliance with the provisions set forth in certain sections of the Indenture. The Company is also required to furnish the Trustee, immediately upon becoming aware of any Default or Event of Default under the Indenture, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

     The Indenture provides that upon any application or request by the Company to the Trustee to take any action under a provision of the Indenture, the Company must furnish to the Trustee an Officers' Certificate or an Opinion of Counsel, each stating that all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with. Any such certificate or opinion must comply with the requirements of the TIA and the Indenture.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     JCC Holding Company, 1023 Cherry Road, Memphis, Tennessee 38110, is a guarantor of the Notes.


CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

     (a)  Pages numbered __ to __, consecutively.(1)

     (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

                 Exhibit T3A     Operating Agreement of the Company. (2)

                 Exhibit T3B     Not applicable.

                 Exhibit T3C     Form of Indenture to be qualified for the
                                 Senior Subordinated Contingent Notes due 2009.

                 Exhibit T3D     Not applicable.

                 Exhibit T3E.1   Debtors' Third Amended Joint Disclosure
                                 Statement dated February 26, 1997, and
                                 exhibits thereto.(3)

                 Exhibit T3E.2   Debtors' Third Amended Joint Plan of
                                 Reorganization dated February 26, 1997, and exhibits thereto.(3)

                 Exhibit T3E.3   Letter to Creditors from Debtors' Counsel,
                                 dated March 3, 1997. (2)

                 Exhibit T3E.4   Letter to Creditors from The Official
                                 Committee of Bondholders of Harrah's Jazz
                                 Company, dated February 28, 1997. (2)

                 Exhibit T3E.5   Notices of Entry of Order and Order Approving
                                 Debtors' Third Amended Joint Disclosure
                                 Statement and of Plan Confirmation Hearing. (2)

                 Exhibit T3E.6   Voting Procedures Notice. (2)

                 Exhibit T3E.7   Ballots. (2)

                 Exhibit T3E.8   Debtors' Fourth Amended Joint Disclosure
                                 Statement, dated July 24, 1997, and
                                 exhibits thereto.(4)

                 Exhibit T3E.9   Debtors' Fourth Amended Joint Plan of
                                 Reorganization, dated July 24, 1997, and exhibits thereto.(4)

                 Exhibit T3E.10  Notice of Entry of Order Approving Debtors'
                                 Fourth Amended Joint Disclosure Statement. (2)

                 Exhibit T3E.11  Ballot. (2)

                 Exhibit T3E.12  Form of Debtors' Fifth Amended Joint
                                 Disclosure Statement dated December 10, 1997, and exhibit thereto. (2)

                 Exhibit T3E.13  Form of Debtor's Third Amended Joint Plan of
                                 Reorganization under Chapter 11 of the
                                 Bankruptcy Code as modified through December
                                 10, 1997, dated December 10, 1997, and
                                 exhibits thereto. (2)

                 Exhibit T3E.14  Form of Ballots. (2)

                 Exhibit T3E.15  Form of Letter to Creditors from Debtors'
                                 Counsel, dated December 10, 1997. (2)

                 Exhibit T3E.16  Form of Notices of Entry of Order Approving
                                 Debtors' Fifth Amended Joint Disclosure
                                 Statement and of Plan Confirmation Hearing. (2)

                 Exhibit T3E.17  Form of Modified Voting Procedures. (2)

                 Exhibit T3F     See Exhibit T3C for cross reference sheet
                                 showing the location in the Indenture of the provisions inserted therein pursuant to
                                 Section 310 through 318(a), inclusive, of the TIA.

------------------
     (1) Pursuant to Rule 309(a) of Regulation S-T, requirements as to sequential numbering shall not apply to this electronic format document.

     (2) Incorporated by reference to the Company's Form T-3 with respect to the Senior Subordinated Notes due 2009 with Contingent Payments, filed with the Securities and Exchange Commission on December 16, 1997.

     (3) Incorporated by reference to HJC's Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Securities and Exchange Commission on March 28, 1997, Registration No. 33-73370.

     (4) Incorporated by reference to Harrah's Jazz Company Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, filed with the Securities and Exchange Commission on August 14, 1997, Registration No. 33-73370.

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Jazz Casino Company, L.L.C., a limited liability company organized and existing under the laws of Louisiana, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Memphis and State of Tennessee, on the 16th day of December, 1997.

                                        JAZZ CASINO COMPANY, L.L.C.

                                        By: JCC HOLDING COMPANY
                                        Its: Sole Member


                                        By:    /s/ FREDERICK W. BURFORD
                                              ------------------------------
                                        Name:  Frederick W. Burford
                                              ------------------------------
                                        Title: Vice President, Secretary
                                               and Treasurer
                                              ------------------------------

Attest:    /s/ COLIN V. REED
          ---------------------------
          Name: Colin V. Reed
               ----------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                           ----------------------

                                   FORM T-1

                          STATEMENT OF ELIGIBILITY
                  UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                   CORPORATION DESIGNATED TO ACT AS TRUSTEE

                           ----------------------

 __ CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
                              SECTION 305(b)(2)


                  NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)


A U.S. NATIONAL BANKING ASSOCIATION                    41-1592157
(Jurisdiction of incorporation or                     (I.R.S. Employer
organization if not a U.S. national                   Identification No.)
bank)

SIXTH STREET AND MARQUETTE AVENUE
Minneapolis, Minnesota                                55479
(Address of principal executive offices)              (Zip code)


                       Stanley S. Stroup, General Counsel
                  NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
                       Sixth Street and Marquette Avenue
                          Minneapolis, Minnesota 55479
                                (612) 667-1234
                              (Agent for Service)

                           ----------------------

                         JAZZ CASINO COMPANY, L.L.C.
             (Exact name of obligor as specified in its charter)


LOUISIANA                                             APPLICATION IN PROCESS
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                        Identification No.)

512 SOUTH PETERS                                      70130
NEW ORLEANS, LA                                       (Zip code)
(Address of principal executive offices)

                           ----------------------
                SENIOR SUBORDINATED CONTINGENT NOTES DUE 2009
                     (Title of the indenture securities)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Item 1. GENERAL INFORMATION. Furnish the following information as to the trustee:

          (a) Name and address of each examining or supervising authority to which it is subject.

               Comptroller of the Company
               Treasury Department
               Washington, D.C.

               Federal Deposit Insurance Corporation
               Washington, D.C.

               The Board of Governors of the Federal Reserve System Washington, D.C.

          (b)  Whether it is authorized to exercise corporate trust powers.

               The trustee is authorized to exercise corporate trust powers.

Item 2. AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the trustee, describe each such affiliation.

          None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15. FOREIGN TRUSTEE.  Not applicable.

Item 16. LIST OF EXHIBITS. List below all exhibits filed as a part of this
                           Statement of Eligibility. Norwest Bank incorporates by reference into this Form T-1 the exhibits attached hereto.

         Exhibit 1.   a.   A copy of the Articles of Association of the
                           trustee now in effect.(1)

         Exhibit 2.   a.   A copy of the certificate of authority of the
                           trustee to commence business issued June 28, 1872, by the Comptroller of the Currency to The
                           Northwestern National Bank of Minneapolis.(1)

                      b. A copy of the certificate of the Comptroller of the Currency dated January 2, 1934, approving the consolidation of The Northwestern National Bank of Minneapolis and The Minnesota Loan and Trust Company of Minneapolis, with the surviving entity being titled Northwestern National Bank and Trust Company of Minneapolis.(1)

                      c.   A copy of the certificate of the Acting
                           Comptroller of the Currency dated January 12, 1943, as to change of corporate title of Northwestern National Bank and Trust Company of Minneapolis to Northwestern National Bank of Minneapolis.(1)

                      d. A copy of the letter dated May 12, 1983 from the Regional Counsel, Comptroller of the Currency, acknowledging receipt of notice of name change effective May 1, 1983 from Northwestern National Bank of Minneapolis to Norwest Bank Minneapolis, National Association.(1)

                      e. A copy of the letter dated January 4, 1988 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation and merger effective January 1, 1988 of Norwest Bank Minneapolis, National Association with various other banks under the title of "Norwest Bank Minnesota, National Association.(1)

         Exhibit 3. A copy of the authorization of the trustee to exercise corporate trust powers issued January 2, 1934, by the Federal Reserve Board.(1)

         Exhibit 4.   Copy of By-laws of the trustee as now in effect.(1)

         Exhibit 5.   Not applicable.

         Exhibit 6. The consent of the trustee required by Section 321(b) of the Act.

         Exhibit 7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.(2)

         Exhibit 8.   Not applicable.

         Exhibit 9.   Not applicable.




              (1) Incorporated by reference to exhibit number 25 filed with registration statement number 33-66026.

              (2)  To be filed by amendment.

                                   SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Norwest Bank Minnesota, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 11th day of December, 1997.




                                       NORWEST BANK MINNESOTA,
                                       NATIONAL ASSOCIATION




                                       /s/ Gavin Wilkinson
                                       ----------------------------------------
                                       Gavin Wilkinson
                                       Vice President

                                   EXHIBIT 6



December 11, 1997



Securities and Exchange Commission
Washington, D.C. 20549

Gentlemen:

In accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, the undersigned hereby consents that reports of examination of the undersigned made by Federal, State, Territorial, or District authorities authorized to make such examination may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.




                                       Very truly yours,

                                       NORWEST BANK MINNESOTA,
                                       NATIONAL ASSOCIATION




                                       /s/ Gavin Wilkinson
                                       ----------------------------------------
                                       Gavin Wilkinson
                                       Vice President